NEUBERGER & BERMAN INCOME TRUST
                            ADMINISTRATION AGREEMENT

                                   SCHEDULE A


The Series of Neuberger & Berman Income Trust currently subject to this Agreement are as follows:

Neuberger Berman Institutional Cash Trust              March 7, 2000

Neuberger & Berman Limited Maturity Bond Trust         July 2, 1993